EXHIBIT 99.1

Evotec SE fiscal year 2021 results: 'Setting the Pace' on the data-driven R&D Autobahn to Cures

•	STRONG FINANCIAL RESULTS: 23% INCREASE IN GROUP REVENUES SIGNIFICANTLY EXCEEDING GUIDANCE

•	DATA-DRIVEN PLATFORMS AND TECHNOLOGIES INCREASE PROBABILITIES OF SUCCESS IN ALL MODALITIES

•	SUBSTANTIALLY STRENGTHENED BALANCE SHEET PROVIDING VERY GOOD FOUNDATION AND LEVERAGE FOR SUSTAINABLE, LONG-TERM GROWTH

•	POSITIVE OUTLOOK INTO FISCAL YEAR 2022

Hamburg, Germany, 12 April 2022: Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today reported financial results and corporate updates for the fiscal year ended 31 December 2021.

FINANCIALS REFLECT GREAT PERFORMANCE

•	Group revenues significantly exceeded the revenue target, up 23% to € 618.0 m (+27% like for like, excluding portfolio and fx effects (2020: € 500.9 m))

•	Base business up 18% (20% adjusted for Sanofi payment in Q1 2020)

•	Adjusted Group EBITDA in line with guidance at € 107.3 m, up 1% (2020: € 106.7 m); like-for-like growth up 18%

•	Unpartnered R&D expenses of € 58.1 m (2020: € 46.4 m up 25%)

•	Very strong liquidity position with € 858.2 m in cash

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GREAT PROGRESS ACROSS ALL "BUILDING BLOCKS" OF ACTION PLAN 2025

•	Multiple new and extended integrated drug discovery, development, and manufacturing alliances

•	Important clinical trial initiations and significant progress in co-owned pipeline

•	Excellent progress in iPSC and protein degradation collaborations with Bristol Myers Squibb; Opt-in for EVT8683 and start of clinical development

•	New EVT Innovate partnerships e.g. in heart failure, kidney disease, RNA-based drug discovery, oncology, etc.

•	Acceleration & initiation of innovative platforms, tools & technologies - EVOcells, EVOpanOmics, EVOpanHunter, E.INVENT.AI, E.SOLVE, E.RNA, etc.

•	Launch of three new BRIDGEs, the pandemic preparedness initiative PRROTECT as well as E.MPD, the largest and highest quality molecular patient database (after period-end)

•	Excellent progress within operational venturing strategy, including Exscientia IPO on NASDAQ

CORPORATE HIGHLIGHTS

•	Secondary listing on NASDAQ with public offering raising gross proceeds of $ 500 m

•	Opening of J.POD(R) Redmond, WA (US); initiation of J.POD(R) Toulouse, France (EU)

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Expansion of footprint with the acquisition of land and buildings of Verona (Italy) site from GlaxoSmithKline SpA, now "Campus Levi-Montalcini"; Sustainable expansion of "Dorothy Crowfoot Hodgkin Campus" in Abingdon (UK); Relocation of Munich site to Campus Neuried (after period-end)

•	Dr Matthias Evers joins Evotec as Chief Business Officer (effective 1st May 2022)

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FINANCIAL GUIDANCE 2022 - CONTINUED STRONG GROWTH

•	Group revenues expected to be in a range of € 700 - 720 m (€ 690 - 710 m at constant exchange rates) (2021: € 618.0 m)

•	Unpartnered research and development expenses expected to be in a range of € 70 - 80 m (2021: € 58.1 m)

•	Adjusted Group EBITDA expected to be in the range of € 105 - 120 m (€ 95 - 110 m at constant exchange rates) (2021: € 107.3 m)

FINANCIALS REFLECT STRONG GROWTH

Key figures of consolidated income statement & segment information

Evotec SE & subsidiaries

In T€	EVT Execute	EVT Innovate	Intersegment eliminations	Not allocated	Evotec Group 2021	Evotec Group 2020
External revenues1)	471,052	146,982	-	-	618,034	500,924
Intersegment revenues	139,116	-	(139,116)	-	-	-
Gross margin in %	24.4	24.9	-	-	24.5	25.1

R&D expenses2)	(2,900)	(81,940)	12,640	-	(72,200)	(63,945)
SG&A expenses	(83,936)	(21,509)	-	-	(105,445)	(77,238)
Impairment result (net)	-	(683)	-	-	(683)	(3,244)
Other operating income (expenses), net	22,365	45,416	-	-	67,781	67,207
Operating result	63,109	(22,113)	-	-	40,996	48,523

Adjusted EBITDA3)	124,792	(17,522)	-	-	107.270	106,621

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1)

Revenues in the segments consist of revenues from contracts with customers without revenues from recharges as those are not of importance for the management to assess the economic situation of the segments.

2)	Thereof unpartnered R&D expenses of € 58.1 m in 2021 and € 46.4 m in 2020

3)	Adjusted EBITDA before contingent consideration and excluding impairments on goodwill, other intangible and tangible assets as well as the total non-operating result

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In 2021, Evotec's group revenues increased by 23% to € 618.0 m (+27% like for like, excluding portfolio and fx effects) (2020: € 500.9 m), in a market that saw disruptions caused by the COVID-19 pandemic. Like-for-like growth is adjusted for the end of the Sanofi payment after Q1 2020 (€ (8.6) m) and negative foreign exchange effects (€ (9.2) m) in 2021. The positive development was mainly due to the continued robust performance of the base business in all areas as well as higher milestone payments. Due to great progress within both existing and new partnerships (e.g. with Bristol Myers Squibb ("BMS") in neuroscience and with Takeda in RNA-targeting small molecules), revenues from upfront, milestone and licence payments were significantly higher than in the previous year (2020: € 30.1 m) at € 61.3 m. Additionally, fiscal year 2021 benefited from an increased revenue contribution by Just - Evotec Biologics of € 53.6 m (2020: € 41.1 m).

In 2021, Evotec substantially increased its unpartnered R&D expenses of € 58.1 m (2020: € 46.4 m) in order to further accelerate the development of its efficiency and precision medicine platforms as well as the development of new first-in-class drug candidates. Its partnered R&D expenses declined to € 14.1 m (2020: € 17.5 m). "Partnered" are funded projects and are mainly run at the ID Lyon site, which was acquired in 2018.

In 2021, the group's selling, general and administrative ("SG&A") expenses increased by 37% to € 105.4 m (2020: € 77.2 m), mainly as a result of an increase of the headcount in preparation for future growth as well as NASDAQ listing-related expenses for consulting and legal services as well as higher insurance premiums. One-off expenses for the US listing and other strategic activities amounted to approximately € 1.7 m.

Adjusted Group EBITDA increased to € 107.3 m in 2021 (+1% and + 18% like for like) (2020: € 106.6 m), despite significant expenditures into R&D as well as higher COGS and SG&A expenses ahead of the manufacturing start at J.POD(R) Redmond, WA (US). The increase was mainly due to higher base business, increasing revenues from milestone payments, and favourable R&D tax credits in Italy and France.

Evotec recorded an operating result for 2021 of € 41.0 m (2020: € 48.5 m), due to the reasons mentioned above as well as higher depreciations after completion of the J.POD(R) facility in Redmond, WA (US). With € 215.5 m, the Company's net income was significantly higher than in the previous year (2020: € 6.3 m). This increase was mainly due to an adjustment to the fair value of Evotec's stake in Exscientia Ltd. following Exscientia's IPO in the US.

With the liquidity increase following Evotec's own public offering on NASDAQ, the net debt ratio at 31 December 2021 (excl. IFRS16) improved to a net cash position of (negative) 5.5x adjusted Group EBITDA (2020: (negative) 1.5x adjusted Group EBITDA) with a net cash position of € 494.3 m and a significantly increased equity ratio of 61.6% (2020: 49.4%).

STRONG PERFORMANCE ACROSS ALL BUSINESS SEGMENTS

EVT Innovate was characterised in 2021 by multiple important clinical trial initiations, an acceleration of the milestone income from its strategic partnerships (e.g. iPSC neuroscience and targeted protein degradation collaborations with BMS as well as the signing of multiple new partnerships e.g., with Takeda in RNA-based drug discovery, with Chinook Therapeutics in chronic kidney diseases, and with Medical Center Hamburg-Eppendorf in heart failure.

In the course of 2021, notable achievements were obtained within Evotec's strategic partnerships with BMS. BMS exercised a licensing option for EVT8683 and moved the compound into a first clinical Phase I trial shortly thereafter. The opt-in decision by BMS led to a payment of $ 20 m to Evotec. Moreover, the inclusion of a new cell type and additional programme designations triggered payments of more than $ 50 m to Evotec.

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In 2021 we also saw several other pipeline assets added to the list of drug candidates in clinical trials: In January 2021, the chikungunya virus antibody EVT894 entered Phase I of clinical development. The immuno-oncology project A2a receptor antagonist in cooperation with Exscientia reached Phase I. Also, Evotec's oncology agent EVT801 developed in cooperation with Kazia Therapeutics entered clinical development.

In autumn 2021 Bayer's drug candidate eliapixant (BAY1817080) showed positive Phase IIb results in refractory chronic cough. However, at the beginning of February of 2022 (after period-end), Bayer informed Evotec about its decision to discontinue the development of the investigational P2X3 receptor antagonist eliapixant (BAY1817080). As a consequence of Bayer's decision, Evotec has the possibility to regain the rights to all P2X3 assets. The Company will evaluate the underlying data and all options.

In 2021, Evotec's academic BRIDGE model was accelerated through the launch of three new BRIDGE partnerships. In April and May of 2021, beLAB2122, beLAB1407 were launched, each backed by Bristol Myers Squibb with a total funding volume of $ 20 m each. June 2021 saw the launch of Danube Labs, a BRIDGE partnership with CEBINA GmbH to identify and develop academic projects from Central and Eastern Europe into mature therapeutic product development opportunities. The Company made a new investment in the promising Biotech company OxVax that is based on research from Oxford University, and participated in several financing rounds and successful spin-offs, such as Topas Therapeutics, Celmatix and CureXsys. In October of 2021, Exscientia Ltd., in which Evotec has a significant stake, successfully completed an IPO on NASDAQ.

Evotec also made significant progress towards building the globally leading precision medicine platform by accelerating and initiating innovative platforms, tools, and technologies such as EVOcells, EVOpanOmics, EVOpanHunter, E.INVENT.AI, E.SOLVE, E.RNA, etc. At the start of 2022, to leverage the power of molecular data, Evotec launched its molecular patient database (E.MPD). E.MPD is one of the largest and highest quality molecular databases globally.

The EVT Execute segment continued to demonstrate strong progress in 2021 with new and extended alliances. In 2021, Evotec was involved in 842 alliances and recorded a repeat business of 91%. Evotec signed new and extended existing partnerships and alliances, e.g. with Abivax, Annexon, Awakn, 1st Biotherapeutics, Bicycle Therapeutics, EQRx, Evommune, Interline, Related Sciences, Takeda. Just - Evotec Biologics continued its strong growth by continuing the collaboration with the US Department of Defense, and introducing the humanoid antibody library J.HAL℠ to the market.

J.POD(R) REDMOND, WA (US) OPEN FOR BUSINESS, J.POD(R) TOULOUSE, FRANCE (EU) INITIATED

In August 2021, Evotec opened its late-stage clinical and commercial biologics current Good Manufacturing Practice ("cGMP") manufacturing facility, J.POD(R) Redmond WA, (US). The innovative 130,000 square foot cGMP biomanufacturing facility was designed with improved environmental sustainability and a significant compressed construction time compared to traditional biologics manufacturing. Additionally, the design and planning of a second J.POD(R) facility in Europe has been initiated. The build-up of J.POD(R) Toulouse, France (EU) will be supported by the French government, the Occitanie Region, Bpifrance, the Haute-Garonne prefecture as well as the Toulouse Métropole. J.POD(R) Toulouse, France (EU) is expected to be fully operational in 2024.

Dr Werner Lanthaler, Chief Executive Officer of Evotec, commented: "2021 was another very successful year for Evotec, making it the tenth consecutive year of double-digit growth. Our profitable base business gives us the opportunity to reinvest returns into our data-driven platforms, to enter a sustainable growth pattern. Based on our core principles of leveraging data, artificial intelligence and human disease models to improve probabilities of success, Evotec is in an ideal position to drive and thrive as the industry paradigm shifts to effective precision medicines of the future."

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FINANCIAL GUIDANCE 2022 - ACCELERATING SUSTAINABLE GROWTH

In 2022, Evotec expects Group revenues to grow in a range of € 700 - 720 m. At unchanged exchange rates compared to 2021, this range is € 690 - 710 m. This assumption is based on current orders on hand, foreseeable new contracts and the extension of contracts as well as prospective milestone payments as well as the current status of the main foreign currency exchange rates (especially US$; GBP). Furthermore, the forecast takes into account - as far as possible - the current global uncertainties related to the COVID-19 pandemic.

Evotec expects to achieve a stable adjusted Group EBITDA in the range of € 105 - 120 m. This projection takes account of increasing expenses for promising R&D projects, continued expansion of capacity and adoption of organisation structures to ensure sustainable growth, the ramp-up of the Just - Evotec Biologics business via investments, the further expansion of the J.POD(R) capacities in the US and the construction of a second J.POD(R) in Toulouse, France.

Evotec's activities are all related to research and development ("R&D"). Aside from the partnered and funded R&D, Evotec will continue to strongly invest in its own unpartnered R&D to further expand its long-term and sustainable pipeline of first-in-class projects and platforms. Evotec expects unpartnered R&D investments in this area between € 70 and 80 m in 2022. Revenues, Unpartnered R&D expenses, and adjusted EBITDA remain the financial key performance indicators of the Evotec Group.

	Guidance 2022	Guidance 20221) at constant fx	Actual 2021
Group revenues from contracts with customers	€700 - 720 m	€690 - 710 m	€618.0	m
Unpartnered R&D expenses	€70 - 80 m	-	€58.1	m
Adjusted Group EBITDA2)	€105 - 120 m	€95 - 110 m	€107.3	m

1) fx 2021: $/€ 1.1835; €/GBP 1.1630

2) EBITDA is defined as earnings before interest, taxes, depreciation, and amortisation of intangibles. Adjusted EBITDA excludes contingent considerations, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result

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Download

The full annual report 2021 as well as the sustainability report 2021 will be available for download on April 26.

Webcast/Conference Call

The Company is holding a conference call to discuss the results as well as to provide an update on its performance. The conference call will be held in English.

Conference call details

Date: Tuesday, 12 April 2022

Time: 02.00 pm CEST (08.00 am EDT, 01.00 pm BST)

From Germany: +49 69 20 17 44 220

From France: +33 170 709 502

From Italy: +39 023 600 6663

From UK: +44 20 3009 2470

From USA: +1 877 423 0830

Access Code: 55886827#

A simultaneous slide presentation for participants dialling in via phone is available at https://www.webcast-eqs.com/evotec20220412/no-audio.

Webcast details

To join the audio webcast and to access the presentation slides you will find a link on our homepage www.evotec.com shortly before the event.

The on-demand version of the webcast will be available on our website: https://www.evotec.com/financial-reports.

ABOUT EVOTEC SE

Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company's multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec leverages this "Data-driven R&D Autobahn to Cures" for proprietary projects and within a network of partners including all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 4,200 highly qualified people. The Company's 15 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.comand follow us on Twitter @Evotecand LinkedIn.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec's securities. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec's expectations for revenues, Group EBITDA and unpartnered R&D expenses for 2022. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Media Contact Evotec SE:

Gabriele Hansen, SVP Head of Global Corporate Communications & Marketing, Phone: +49.(0)40.56081-255, gabriele.hansen@evotec.com

IR Contact Evotec SE:

Volker Braun, SVP Head of Global Investor Relations & ESG, Phone: +49.(0)40.56081-775, volker.braun@evotec.com

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